EF Hutton LLC
590 Madison Avenue, 39th Floor
New York, NY 10022

November 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Nature’s Miracle Holding Inc. Registration Statement on Form S-1 File No. 333-282487

WITHDRAWAL OF ACCELERATION REQUEST

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on October 31, 2024, in which we, as the underwriter of the proposed public offering of securities of Nature’s Miracle Holding Inc. (the “Company”), joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Monday, November 4, 2024, at 4:30 p.m. Eastern Time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

EF Hutton LLC

By:	/s/ Gaurav Verma
Name:	Gaurav Verma
Title:	Co-Head of Investment Banking